CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF TEAM, INC.
Team, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:
1.This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Corporation's Amended and Restated Certificate of Incorporation filed with the Secretary of State on November 29, 2011 (the “Certificate of Incorporation”).
2.Pursuant to Sections 242 and 228 of the General Corporation Law of the State of Delaware, the Board of Directors of the Corporation has duly adopted, and a majority of the outstanding stock entitled to vote thereon has duly approved, the amendment to the Certificate of Incorporation set forth in this Certificate of Amendment.
3.That the first sentence of Article IV of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:
The aggregate number of shares which the corporation shall have the authority to issue is 60,500,000 shares, of which 60,000,000 shares shall be common shares, par value $0.30 each (“Common Stock”) and of which 500,000 shares shall be preferred shares, par value $100.00 each (“Preferred Stock”), issuable in series.
4.All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by André C. Bouchard, its Senior Vice President, Administration, General Counsel & Secretary, this 24th day of October, 2013.

    By: /S/ André C. Bouchard
    Name: André C. Bouchard
    Title: Senior Vice President, Administration,
            General Counsel & Secretary